UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2009

Commission File Number: 000-53082

AUTOCHINA INTERNATIONAL LIMITED

(Translation of registrant’s name into English)

No.322, Zhongshan East Road
Shijiazhuang, Hebei
People’s Republic of China

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

Entry into a Material Definitive Agreement

On July 16, 2009, AutoChina International Limited (the “Company”) entered into an employment agreement with Jason Wang (the “Agreement”). Pursuant to the Agreement, Mr. Wang will serve as the Company’s Chief Financial Officer beginning on July 16, 2009 for an initial term of six months, and will automatically be extended for an additional thirty (30) months unless the Company elects not to extend Mr. Wang’s term of employment. Mr. Wang will receive $180,000 per year, and will be eligible to participate in the benefits made generally available by the Company to similarly-situated executives in accordance with the Company’s equity incentive plan.  Concurrently with the execution of the Agreement, Mr. Wang was granted options to purchase up to 75,000 ordinary shares of the Company at the fair market value of the ordinary shares on the date of grant, vesting six months after the date of grant assuming that Mr. Wang is employed by the Company on such date.

The Agreement may be terminated by the Company (i) upon termination of Mr. Wang “for cause”, which is defined as (A) the failure of Mr. Wang to properly carry out his duties after notice by the Company of the failure to do so and a reasonable opportunity for Mr. Wang to correct the same within a reasonable period specified by the Company; (B) any breach by Mr. Wang of one or more provisions of any written agreement with, or written policies of, the Company or his fiduciary duties to the Company likely to cause material harm to the Company and its affiliates, at the Company's reasonable discretion, or (C) any theft, fraud, dishonesty or serious misconduct by Mr. Wang involving his duties or the property, business, reputation or affairs of the Company and its affiliates, (ii) due to Mr. Wang’s death, (iii) in the event Mr. Wang becomes eligible for the Company’s long-term disability benefits or if Mr. Wang is unable to carry out his responsibilities as a result of a physical or mental impairment for more that 90 consecutive days or for more than 120 days in any 12-month period, subject to applicable laws, (iv) without cause during the initial six month period of employment, in which case Mr. Wang is not entitled to receive any severance, and (v) without cause after the initial six month period of employment upon one month written notice, in which case Mr. Wang is entitled to 3 months base salary as severance, to the extent Mr. Wang is not otherwise employed during the severance period.

The Agreement may be terminated by Mr. Wang: (i) for any reason or no reason at all upon 3 months’ advance notice, or (ii) for “good reason” upon notice of the reason within 3 months of the event causing such reason and subject to a 20-day cure period for the Company. “Good reason” is defined as: a material reduction in Mr. Wang’s base salary, except for reductions that are comparable to reductions generally applicable to similarly situated executives of the Company if (i) such reduction is effected by the Company without the consent of Mr. Wang and (ii) such event occurs within 3 months after a change in control of the Company.  If the Agreement is terminated by Mr. Wang for “good reason,” then Mr. Wang is entitled to one-month base salary severance to the extent Mr. Wang is not otherwise employed during the severance period.

Departure of Directors or Principal Officers; Election of Directors; Appointment of Principal Officers; Compensatory Arrangements of Certain Officers.

On July 16, 2009, Johnson Lau resigned from his position as Chief Financial Officer of the Company.  His resignation was not as a result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.  Mr. Lau remains employed by the Company as Director of Finance.

Also on July 16, 2009, the Company’s Board of Directors appointed Jason Wang as Chief Financial Officer of the Company.  Mr. Wang, age 33, has experience in finance, capital markets and working with growth companies.  From December 2007 until joining the Company, Mr. Wang served as Director of Research and Analytics at Private Equity Management Group Inc. where he was responsible for analysis of prospective investments, credit and cash flow analysis, and valuations.  From July 2005 until December 2007, Mr. Wang worked at QUALCOMM Inc., a developer and innovator of advanced wireless technologies, products and services, where his responsibilities included all phases of venture capital investing, from target company identification to portfolio management. From July 2004 until July 2005, Mr. Wang was an investment banking associate at Relational Advisors LLC, where he specialized in mergers and acquisitions and debt and equity fundraising. From March 2000 until July 2002, Mr. Wang was the Director of Corporate Development and Planning at 24/7 Real Media Inc., a global digital marketing company. Prior to that, Mr. Wang was an investment banking analyst in the Global Mergers And Acquisitions Group at Chase Securities Inc. Mr. Wang received his MBA from the UCLA Anderson School of Management in June 2004 and Bachelors degrees from both the Wharton School and the School of Engineering and Applied Science at the University of Pennsylvania in May 1994.

Mr. Wang is not related to any other director or executive officer of the Company. Please see the disclosure under the heading “Entry into a Material Definitive Agreement” in this Form 6-K for further information about Mr. Wang’s employment with the Company.

Financial Statements and Exhibits

Exhibit No.	Description

10.1	Employment Agreement between the Company and Jason Wang, dated July 16, 2009

99.1	Press Release, dated July 16, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

AUTOCHINA INTERNATIONAL LIMITED

Date: July 21, 2009	By:	/s/ Yong Hui Li
Name: Yong Hui Li
Title: Chairman and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

10.1	Employment Agreement between the Company and Jason Wang, dated July 16, 2009

99.1	Press Release, dated July 16, 2009